EXHIBIT 21.1

Nordstrom, Inc. and Subsidiaries

Significant Subsidiaries of the Registrant

Name of Subsidiary	State of Incorporation
Nordstrom fsb	Arizona
Nordstrom Credit Card Receivables II, LLC	Delaware
Nordstrom Credit, Inc.	Colorado
N2HC, Inc.	Colorado